SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                        The Ashton Technology Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
              -----------------------------------------------------
                                 (CUSIP Number)

                               Harvey Spear, Esq.,
                         Cadwalader, Wickersham & Taft,
                                100 Maiden Lane,
                               New York, NY 10038
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 10, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  045084-10-0.
           ------------

                                  SCHEDULE 13D

-------------------------                                  ---------------------

CUSIP No. 045084-10-0                                        Page 2 of 5 Pages
-------------------------                                  ---------------------


------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fredric W. Rittereiser
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a)[ ] (b)[ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
       [X]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
------ -------------------------------------------------------------------------
                      7        SOLE VOTING POWER
                               -0-
     NUMBER OF      ------     -------------------------------------------------
      SHARES          8        SHARED VOTING POWER
   BENEFICIALLY                -0-
     OWNED BY       ------     -------------------------------------------------
       EACH           9        SOLE DISPOSITIVE POWER
     REPORTING                 -0-
      PERSON        ------     -------------------------------------------------
       WITH           10       SHARED DISPOSITIVE POWER
                               -0-
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0-
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)[ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages



                         AMENDMENT NO. 5 TO SCHEDULE 13D

     This amended statement filed by Fredric W. Rittereiser ("Rittereiser" or the "Reporting Person") relates to shares of common stock, $.01 par value per share (the "Common Stock") of The Ashton Technology Group, Inc. ("Ashton" or the "Issuer"). This Amendment No. 5 effectively terminates the Section 13(d) reporting obligations of the Reporting Person because the Reporting Person is currently the beneficial owner of less than 5% of the Common Stock. This Amendment No. 5 amends or supplements Items 3, 5 and 6 of any previous Schedule 13D's filed by the Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

     This Item is hereby amended by the deletion of the following paragraph from this Item:

     The Reporting Person will use personal funds to purchase the 750,000 shares of Common Stock (the "Shares") from David N. Rosensaft for $2,000,000 on April 10, 1997.

Item 5.  Interest in Securities of the Issuer

     This item is hereby amended and restated as follows:

     (a) Based on the Form 10-QSB of the Issuer for the period ended December 31, 1996, the Issuer had issued and outstanding 7,562,500 shares of Common Stock.

     Rittereiser may be considered the beneficial owner of a total of -0- shares of Common Stock, or 0% of the outstanding Common Stock.

           ----------------------------------- ---------------------------------

     (b)                                             Fredric W. Rittereiser
           ----------------------------------- ---------------------------------

           Sole Power to vote/direct vote                      -0-
           ----------------------------------- ---------------------------------

           Shared Power to vote/direct vote                    -0-
           ----------------------------------- ---------------------------------

           Sole Power to dispose/ direct                       -0-
           disposition
           ----------------------------------- ---------------------------------

           Shared Power to dispose/ direct                     -0-
           disposition
           ----------------------------------- ---------------------------------

     (c) During the past sixty days, the following transactions in the Common Stock were effected:

                                                               Page 4 of 5 Pages


     Pursuant to a Settlement  Agreement dated October 22, 1996, as explained in
Item 4 of Amendment No. 2 to this Schedule 13D, the Reporting Person or his designee was granted a Call Option exercisable at any time from April 2, 1997 through June 2, 1997, to purchase 1,000,000 shares of Common Stock. The Reporting Person has not exercised the Call Option.

     In addition, see Item 6.

     (d) Not applicable.

     (e) On June 2, 1997, due to the expiration of the Call Option, the Reporting Person ceased to be the beneficial owner of five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     This item is hereby supplemented as follows:

     A Settlement Agreement by and among the Issuer, Universal Trading Technologies Corporation ("UTTC"), Fredric W. Rittereiser, The Dover Group, Inc. ("Dover"), and David N. Rosensaft ("Rosensaft") and a Stock Purchase Agreement by and among the Issuer, Rittereiser, Dover and Rosensaft (collectively, the "Agreements"), were both entered into on January 30, 1997. Subject to the Agreements, Dover, Rittereiser, or his or its designee was to purchase 750,000 shares of Common Stock from Rosensaft for $2,000,000 on April 10, 1997. The Settlement Agreement and the Stock Purchase Agreement were attached as exhibit
99.1 and Exhibit 99.2 to Amendment No. 3 to this Schedule 13D, respectively. On April 10, 1997, the Reporting Person and Dover declined to purchase the 750,000 shares.

     On May 1, 1997, Rosensaft commenced an action in the United States District Court for the Southern District of New York entitled "David N. Rosensaft v. The Ashton Technology Group, Inc., Universal Trading Technologies Corporation, The Dover Group, Inc. and Frederic W. Rittereiser" (collectively, the "Defendants") No. 97 Civ. 3138, asserting ten claims against one or more of the Defendants including breach of contract and securities fraud and seeking, inter alia, specific performance of the Settlement Agreement dated January 30, 1997, between and among the parties or in the alternative, actual and consequential damages in an amount to be proved at trial in addition to punitive damages. On June 9, 1997, Rosensaft served a First Amended Complaint adding three additional claims against Ashton, alleging that Ashton improperly refused Rosensaft's request to sell his Ashton stock.

     Between April 10, 1997 and June 26, 1997, the Reporting Person endeavored to work out a settlement with Rosensaft relating to the 750,000 shares.

     On June 26, 1997, the Defendants served their answer and counterclaims generally denying the allegations of the First Amended Complaint and alleging six counterclaims against Rosensaft, including that (i) Rosensaft acquired 1,100,000 shares of Ashton Common Stock from Ashton on the basis of false and misleading statements and common law fraud and (ii) Rosensaft breached his January 19, 1996 Consulting Agreement with Ashton (the "Consulting Agreement") by (a) failing to carry out his duties as a consultant under the Consulting Agreement, (b) violating the provisions of the Consulting Agreement restricting his use of confidential information of Ashton, (c) failing to adhere to the non-competition provisions of the Consulting Agreement, (d) misappropriating for himself the property rights of UTTC relating to the Ashton's Universal Trading System ("UTS(TM)"), and (e) failing to return to UTTC and/or Ashton valuable property and information, including confidential documents and computer equipment belonging to UTTC and/or Ashton.

     Based on the information discussed above, the Reporting Person is not the beneficial owner of the 750,000 shares referenced above.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 10, 1997

Fredric W. Rittereiser


/s/ Fredric W. Rittereiser
--------------------------